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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 6, 2003

MDP ACQUISITIONS PLC
(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F    ☒                              Form 40-F     ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐                              No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MDP Acquisitions plc

Quarterly Information Package

Quarter Ended March 31, 2003

MDP Acquisitions plc
Summary Group Profit and Loss Account

	Issuer * 3 months to 31-Mar-03 € 000	JSG * 3 months to 31-Mar-02 € 000
	Unaudited	Unaudited
Turnover	1,178,330	1,081,395
Cost of sales	859,110	780,401

Gross profit	319,220	300,994
Net operating expenses	236,431	233,263
Reorganization and restructuring costs	5,346	—

Operating profit subsidiaries	77,443	67,731
Share of associates' operating profit	1,982	43,524
Share of associates' restructuring costs	—	(2,219)

Total operating profit	79,425	109,036

Group net interest	(73,677)	(18,997)
Share of associates' net interest	(244)	(32,247)

Total net interest	(73,921)	(51,244)

Profit before taxation	5,504	57,792
Taxation
Group	24,072	17,380
Share of associates	83	4,861

	24,155	22,241

(Loss) / profit after taxation	(18,651)	35,551
Equity minority interests	5,666	7,846

Retained (loss) / profits	€ (24,317)	€ 27,705

*
For comparison purposes, the financial results of Jefferson Smurfit Group Limited and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of MDP Acquisitions plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

MDP Acquisitions plc
Summary Group Balance Sheet

	Issuer * 31 Mar 2003 € 000 Unaudited	JSG * 31 Mar 2002 € 000 Unaudited
Assets Employed
Fixed Assets
Intangible assets	1,793,132	232,583
Tangible assets	2,196,613	2,458,947
Amounts due by fellow subsidiaries (newcos)	238,516	—
Amounts due by parent	3,579	—
Financial assets	141,982	1,610,219

	4,373,822	4,301,749

Current Assets
Stocks	497,660	506,823
Debtors	1,084,596	1,195,945
Amounts due by fellow subsidiaries (newcos)	8,713	—
Cash at bank and in hand	150,330	296,067

	1,741,299	1,998,835
Creditors (amounts falling due within one year)	1,283,925	1,570,742

Net current assets	457,374	428,093

Total assets less current liabilities	€ 4,831,196	€ 4,729,842

Financed by
Creditors (amounts falling due after more than one year)	3,139,583	1,588,428
Government grants	11,445	11,822
Provisions for liabilities and charges	586,714	386,569
Pension liabilities	116,091	—

	3,853,833	1,986,819

Capital and Reserves
Called up share capital	40	333,230
Share premium	—	103,785
Revaluation reserve	—	10,579
Other reserves	891,793	303,164
Profit and loss account	(31,748)	1,811,317

Group shareholders' funds (equity interests)	860,085	2,562,075
Minority interests (equity interests)	117,278	180,948

	977,363	2,743,023

	€ 4,831,196	€ 4,729,842

*
For comparison purposes, the financial results of Jefferson Smurfit Group Limited and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of MDP Acquisitions plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

MDP Acquisitions plc
Statement of Total Recognized Gains and Losses

	Issuer * 3 months to 31-Mar-03 € 000	JSG * 3 months to 31-Mar-02 € 000
	Unaudited	Unaudited
Profit for the period attributable to ordinary shareholders
—Group	(25,767)	24,653
—Associates	1,450	3,052

	(24,317)	27,705

Translation adjustments on foreign currency net investments
—Group	19,995	5,487
Actuarial loss recognized in retirement benefits schemes
—Group	(13,692)	—

Total recognized gains and losses relating to the financial period
—Group	(19,464)	30,140
—Associates	1,450	3,052

	(18,014)	33,192

Reconciliation of Movements in Shareholders' Funds

	Issuer * 3 Months to 31 Mar 2003 € 000	JSG * 3 Months to 31 Mar 2002 € 000
	Unaudited	Unaudited
At beginning of year	878,099	2,525,191
(Loss) / profit for the period	(24,317)	27,705
Actuarial loss recognized in retirement benefit schemes	(13,692)	—
Translation adjustments on foreign currency net investments	19,995	5,487
New share capital subscribed	—	2,076
Goodwill on disposals	—	1,616

At end of period	€ 860,085	€ 2,562,075

*
For comparison purposes, the financial results of Jefferson Smurfit Group Limited and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of MDP Acquisitions plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

MDP Acquisitions plc
Segmental Analyses

Sales — third party

	Issuer * 3 months to 31 Mar 2003 €000%		JSG * 3 months to 31 Mar 2002 €000%
Packaging	655,031	55.6	610,814	56.5
Specialities	257,421	21.8	110,496	10.2

Europe	912,452	77.4	721,310	66.7
United States and Canada	104,355	8.9	163,550	15.1
Latin America	161,523	13.7	196,535	18.2

	€1,178,330	100.0	€1,081,395	100.0

Associates' third party sales	€56,924		€2,387,551

Share of associates' third party sales	€23,008		€713,475

Profit before goodwill amortization, interest and exceptional items

	Issuer * 3 months to 31 Mar 2003 €000%		JSG * 3 months to 31 Mar 2002 €000%
Packaging	56,328	59.7	45,864	40.5
Specialities	17,719	18.8	5,138	4.5
Associates	2,282	2.4	10,751	9.5

Europe	76,329	80.9	61,753	54.5

Packaging	7,775	8.2	6,080	5.4
Associates	—	—	30,547	27.0

United States and Canada	7,775	8.2	36,627	32.4

Packaging	17,172	18.2	22,739	20.1
Associates	(300)	(0.3)	1,441	1.3

Latin America	16,872	17.9	24,180	21.4

Asia (Associates)	—	—	785	0.7

Center costs	(6,595)	(7.0)	(10,203)	(9.0)

Profit before goodwill amortization, interest and exceptional items	94,382	100.0	113,142	100.0

Goodwill amortization	(9,611)		(1,887)
Group net interest	(73,677)		(18,997)
Share of associates' net interest	(244)		(32,247)

Profit before exceptional items	10,850		60,011
Reorganization and restructuring costs	(5,346)		—
Share of associates' exceptional costs	—		(2,219)

Profit before taxation	€5,504		€57,792

*
For comparison purposes, the financial results of Jefferson Smurfit Group Limited and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of MDP Acquisitions plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

MDP Acquisitions plc

1.    BASIS OF PRESENTATION

        On July 5, 2002, MDCP Acquisitions I ("purchaser"), a wholly-owned subsidiary of MDP Acquisitions plc ("issuer"), commenced a public tender offer (the "offer") for all of the issued and to be issued share capital of Jefferson Smurfit Group plc ("JSG"). On September 3, 2002, purchaser declared the offer unconditional in all respects. Purchaser subsequently acquired all of the ordinary shares, completing the acquisition in October 2002.

        At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation ("SSCC"). We refer to that distribution as the "spin-off." In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were or will be transferred to newly formed, wholly owned subsidiaries of MDCP Acquisitions Ltd. ("parent"), which we collectively refer to as the "newcos", in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which is non-recourse to issuer. The newcos then loaned the proceeds to parent, and parent used them to make a capital contribution to issuer. Issuer in turn made a capital contribution to purchaser.

        The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses is approximately €3,510 million. These cash costs were financed as follows:

  •
  approximately €857 million of cash equity contributed by parent, which we refer to as the "equity contribution." The equity contribution was comprised of the following:

  •
  the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of parent and related capital contributions of approximately €732 million in cash, and

  •
  a capital contribution by parent of €125 million in cash, which funds were provided by the newcos to parent in the form of an intercompany loan;

  •
  proceeds from the issuance and sale of 250,000 units, which we refer to as the "units," consisting of €100 million and US$150 million aggregate principal amount of 15 1/2% subordinated notes due 2013, which we refer to as the "PIK notes", and warrants to purchase parent's ordinary shares;

  •
  proceeds from the issuance and sale of senior notes due 2012; and

  •
  borrowing by purchaser under a new senior credit facility.

        In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

        On March 31, 2003 the Group completed the acquisition of SSCC's European packaging assets. In the transaction, JSG exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million for SSCC's assets. Consideration for the transaction was financed by US$205 million of 9.625% senior notes due 2012 issued in February, 2003.

        Issuer's consolidated financial statements as of March 31, 2003 and JSG's consolidated financial statements as of March 31, 2002 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of the issuer and JSG have each been prepared in accordance with generally accepted accounting principles in Ireland ("Irish GAAP"). To provide a basis for comparison of the current operating results of issuer, we have included historical financial results of JSG for the same period in the prior year. The financial statements do not constitute full accounts as defined by the Companies (Amendment) Act 1986. Full accounts for parent for the period June 12, 2002 to December 31, 2002 will be filed with the Irish Registrar of Companies in due course.

        Irish GAAP differs in certain significant respects from U.S. GAAP. A detailed discussion of those differences from an historical perspective is included in note 37 to issuer's audited consolidated financial statements for the period June 12, 2002 to December 31, 2002, which have been filed with the U.S. Securities and Exchange Commission. In addition, issuer's debt and shareholders' equity under U.S. GAAP would reflect the consolidation of the newcos with issuer for financial reporting purposes. Neither issuer nor any of its subsidiaries have any repayment obligations relating to the €125 million of newcos facility, which is recourse only to the assets of the newcos.

        The fair value exercise relating to the acquisition of JSG by purchaser is not yet complete. The major adjustments expected are in respect of the fair value of land and buildings, property, plant and equipment and post retirement benefits. The actuarial valuations of the various pension-type funds have been substantially finalized and resulted in an increase in deferred liabilities of approximately €210 million at the date of acquisition. These adjustments were reflected in the financial statements to December 31, 2002. The main outstanding item is the fair value of land and buildings and, property, plant and equipment. As we operate from approximately 300 locations, it is difficult to estimate the eventual outcome of the professional valuer's valuation. However we expect that there will be an increase in fixed asset values which would reduce the goodwill and deferred tax provision shown in the financial statements.

        Due to its recent timing, the fair value exercise relating to the acquisition of SSCC's European packaging assets by the Group is not yet complete. The major adjustments expected are in respect of the fair value of land and buildings, property, plant and equipment and post retirement benefits. The actuarial valuations of the various pension-type funds have been substantially finalized and resulted in an increase in deferred liabilities of approximately €110 million at the date of acquisition. These adjustments were reflected in the financial statements to March 31, 2003. The main outstanding item is the fair value of land and buildings and, property, plant and equipment. The assets swap resulted in a net increase in goodwill of €269 million.

        The financial statements include the acquisition of Munksjö by JSG with effect from the end of the first quarter of 2002.

        Operating results for the first quarter of 2003 are not necessarily indicative of the results that may be expected in future periods.

2.    SUMMARY OF ACCOUNTING POLICIES

        These financial statements should be read in conjunction with issuer's consolidated financial statements for the year ended December 31, 2002 as included in Form F-4 filed with the Securities and Exchange Commission. Also, see Critical Accounting Policies contained elsewhere within this document.

Use of estimates

        The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgments and estimates that are reasonable and prudent. These estimates and judgments affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.    EMPLOYEE PENSION PLANS—DEFINED BENEFIT COST

        The following table sets out the components of the defined benefit cost for the period from January 1, 2003 to March 31, 2003:

Analysis of amount charged in arriving at operating income	€000
Current service cost	9,377
Past service cost	272
Expected return on pension scheme assets	(11,472)
Interest cost on pension scheme liabilities	14,693

12,870

        Included in cost of sales and net operating expense is a total defined benefit pension expense of €12,870,000. If this charge was presented in accordance with FRS 17—Retirement Benefits, Cost of sales and Net operating expenses would include a charge of €9,649,000 and the remaining €3,221,000 would be shown as "Other financial expense" following "Total net interest' on the face of the profit and loss account. This presentation would increase total operating profit by €3,221,000. However, the main Group schemes are operated on a basis that would not enable business segments within the Group to identify their share of the total defined benefit cost.

4.    ANALYSIS OF NET DEBT

	Issuer 31-Mar-03 € '000	JSG 31-Mar-02 € '000
Senior credit facility:
Revolving credit facility (1)—interest at relevant interbank rate + 2.25%	—	—
Tranche A Term loan (2a)—interest at relevant interbank rate + 2.25%	576,705	—
Tranche B Term loan (2b)—interest at relevant interbank rate + 2.75%	469,178	—
Tranche C Term loan (2c)—interest at relevant interbank rate + 3.25%	469,178	—
Yankee bonds (3)	423,503	413,797
Evergreen facilities (4)	—	7,500
Syndicated facility (5)	—	211,755
U.S. private placement (6)	—	517,659
U.K. private placement (7)	—	50,109
Bank loans and overdrafts (net of cash)	6,288	171,973

Total subsidiary debt	1,944,852	1,372,793
2012 Bonds (including accrued interest) (8)	1,041,139	—

Total senior debt	2,985,991	1,372,793
PIK units (including accrued interest) (9)	249,179	—

Net Debt	3,235,170	1,372,793
Leases	33,543	20,888

Net Debt including Leases	3,268,713	1,393,681

(1)
Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009.

(2a)
Term Loan A due to be repaid in certain installments up to 2009.

(2b)
Term Loan B due to be repaid in full in 2010.

(2c)
Term Loan C due to be repaid in full in 2011.

(3)
6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million.

(4)
The drawings on the FRF1 billion Evergreen Facilities were refinanced and the facilities cancelled in October 2002.

(5)
The drawings on the €800 million Syndicated Loan were refinanced and the facility cancelled in October 2002.

(6)
6.97% senior series B notes due 2003 of $220 million, 7.1% senior series C notes due 2005 of $199 million and 7.28% senior series D notes due 2008 of $43 million. The notes were refinanced in October 2002.

(7)
9.71% senior series notes due 2004 of GBP£30 million. The notes were refinanced in October 2002.

(8)
10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.

(9)
100,000 euro units of 15.5% subordinated notes due 2013 and 150,000 U.S. dollar units of 15.5% subordinated notes due 2013.

5.    STOCKHOLDERS' EQUITY

        The equity is mainly represented by cash paid in respect of a capital contribution of €731,959,000 and cash from the issue of 40,000 ordinary shares of €1 each (issued at par), by MDCP Acquisitions Ltd. Certain members of management were given the right to subscribe cash for convertible shares of parent (the "Unvested Convertible Equity") at nominal value. Subject to the terms and conditions of the Management Participation Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of parent upon payment in cash of a further amount equal to the fair market value of an ordinary share on the date of grant, which in the case of the initially allocated Unvested Convertible Equity is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, less the nominal subscription price previously paid by such holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent approximately 10 per cent. of parent's outstanding ordinary shares.

        Pursuant to the terms of the Management Participation Agreement, the Unvested Convertible Equity will vest as follows:

  •
  Time vesting.  40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by parent or any of its subsidiaries on the relevant date.

  •
  Performance vesting.  40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by parent as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of parent measured by notional return on investment achieved by MDP from the date of its investments in parent, calculated by reference to the price paid for parent and expressed as a compounded percentage rate per annum.

  •
  Time/performance vesting.  20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by parent or any of its subsidiaries on the relevant date.

  •
  Early vesting.  The board of directors of parent will have discretion as to early vesting in certain circumstances.

        The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of parent's equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At March 31, 2003 no convertible shares had been issued.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.

OVERVIEW

        This report covers the results of MDP Acquisitions plc ("issuer"), the indirect owner of JSG, together with its subsidiaries, comprising primarily the continuing operations of JSG. These entities, which exclude the newcos, are collectively referred to as the "Group." Allowing for the transfer of assets such as the Pomona mill to the newcos, the operating results of our subsidiary operations for the first quarter are broadly comparable to those of the Group (i.e. predecessor) for the corresponding period in 2002. However, the overall profitability of the Group is fundamentally different as a result of the significantly higher net interest cost and the absence of SSCC.

GENERAL

        The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

        Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

        The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller companies. The industry is particularly sensitive to price fluctuations as well as other factors.

        Recycled wastepaper prices, primarily OCC, increased strongly in the second quarter of 2002 prompting an increase in the paper prices charged by our mills. Price increases were announced in Europe for containerboard (one for kraftliner and two for recycled grades) and, consequently, for corrugated containers. Recycled wastepaper prices eased, however, in September and October leading to the erosion of the second containerboard increase. Although markets have been generally weak in the first quarter of 2003, pressure from rising wastepaper costs led to the announcement of selling price increases for recycled containerboard. Kraftliner prices have remained generally stable.

RESULTS OF OPERATIONS

FIRST QUARTER 2003 COMPARED TO FIRST QUARTER 2002

        At €1,178 million, consolidated net sales for the first quarter of 2003 were approximately 9% higher than in the first quarter of 2002 with the impact of net acquisitions being partly offset by currency as a result of the relative strength of the euro in 2003. While net acquisitions, primarily Munksjö, added €149 million to sales, this was offset by a reduction of over €60 million in respect of currency as a result of the relative strength of the euro in 2003, particularly against the U.S. dollar. The euro strengthened by approximately 19% from an average rate of US$89 cents to the euro in the first quarter of 2002 to US$1.06 in 2003 and, consequently, the euro value of our dollar denominated sales revenues was reduced.

        The principal acquisition was Munksjö, which was an associate in the first quarter of 2002, although there were also a number of smaller acquisitions in Latin America. As regards disposals, 2002 saw the sale of our U.S. printing and voting equipment businesses and the transfer of the Pomona newsprint mill to the newcos. Excluding the impact of currency and net acquisitions, comparable net sales for the first quarter were approximately 1% higher than in 2002. Although trading conditions have been difficult during the quarter in many markets across the Group, the first quarter of 2002 was characterised by weak demand.

        Net sales from our European operations of €912 million increased by approximately 26% primarily through the inclusion of Munksjö in 2003. Munksjö's principal operations form part of our European specialities segment while the containerboard and corrugated container operations form part of our European packaging segment. Excluding the impact of net acquisitions and currency, comparable net sales in Europe for the first quarter of 2003 were approximately 3% higher than in 2002. The increase reflected the benefit of higher average prices than in 2002 and broadly similar volumes. While selling prices have generally weakened during the first quarter of 2003, average prices in Europe for both containerboard and corrugated containers were higher than in the first quarter of 2002 reflecting price increases implemented during 2002.

        In contrast to Europe, prices were generally lower in Latin America in 2003, partly as a result of currency devaluation with the erosion in U.S. dollar terms (the reporting currency for our operations) of price increases effected in local currency. Volumes, however, were generally higher, partly as a result of the inclusion in the first quarter of 2003 of operations acquired in 2002. Nevertheless, with overall result was a reduction in sales revenues with net sales of €162 million for the quarter approximately 18% lower on 2002.

        Excluding Munksjö, overall European volumes were generally flat year on year, although containerboard volumes were slightly higher primarily because production at our Facture mill had been disrupted by a strike in 2002. While selling prices have generally weakened during the first quarter of 2003, average prices in Europe were higher than in the first quarter of 2002 reflecting price increases implemented during 2002. In contrast, prices were generally lower in Latin America partly as a result of currency devaluation with the erosion in U.S. dollar terms (the reporting currency for our operations) of price increases effected in local currency. In Canada, both volumes and average prices were slightly higher than in the first quarter of 2002.

        Net sales from our operations in the United States and Canada of €104 million decreased by approximately 36% compared to 2002, principally because of the absence in 2003 of our U.S. subsidiaries. In euro terms, however, the relative strength of the euro against the Canadian dollar resulted in lower reported sales for Smurfit MBI in the first quarter of 2003 than in 2002 despite broadly unchanged volumes and slightly higher average selling prices. Given the completion at the end of March 2003 of the asset swap with SSCC, Smurfit MBI is no longer part of the Group.

INCOME BEFORE INTEREST EXPENSE AND TAXES

        Reflecting higher third party sales in the first quarter of 2003, gross profit from subsidiaries amounted to €319 million, representing an increase of 6% compared to 2002. Cost of sales also increased, while representing almost 73% of net sales compared to over 72% in 2002, the increase driven primarily by the higher cost of raw materials and energy. Net operating expenses, comprising distribution and administration costs, while higher in absolute terms in 2003, represented a reduced proportion of net sales at approximately 20% compared to almost 22% in 2002. In absolute terms, the increase was modest with the impact of Munksjö partly offset by the absence in 2003 of our former U.S. subsidiary operations and by lower costs in Latin America, mainly as a result of local currency devaluations. Exceptional costs of €5 million related to termination benefits.

        Our share of associates' operating profit of almost €2 million in 2003 related mainly to Papelera Navarra and Duropack, our principal remaining European associates. The total of approximately €44 million in 2002 included SSCC and Munksjö as well as certain other companies, the investment in which was transferred to the newcos in late 2002. The share of associates' exceptional items in the first quarter of 2002 related to costs reported by SSCC.

        As a result of our significantly reduced earnings from associates, total operating profit amounted to over €79 million (approximately €85 million pre-exceptionals) in the first quarter of 2003 compared to €109 million (€111 million pre-exceptionals) in 2002. Operating profit before unallocated goodwill amortization and exceptional costs amounted to over €94 million in the first quarter of 2003 compared to €113 million in 2002 with an increase in Europe partly offsetting declines in the United States and Canada and in Latin America.

        The increase in the profitability of our European operations resulted largely from the consolidation of Munksjö, which added a net €9 million allowing for its inclusion as an associate in the first quarter of 2002. The increase was principally in our European specialities segment with the packaging segment gaining more from improved average selling prices and steady volumes. The reduced earnings from our European associates reflected the absence in 2003 of Munksjö and the investments transferred to the newcos. In the United States and Canada, the profitability of our packaging operations reflected reduced earnings in Canada as offset by the absence in 2003 of loss making subsidiary operations in the United States such as Pomona. The earnings from associates in the first quarter of 2002 related entirely to SSCC. Although the results varied across our Latin American operations, profitability was generally lower with the decrease accentuated in terms of euro. Unallocated center costs in the first quarter of 2003 were lower than in 2002 as a result of cost savings achieved under the current Group structure.

INTEREST EXPENSE AND TAXES

        Given the very different structure of the Group in 2003, the net interest charge of approximately €74 million for the first quarter is not comparable to the €19 million reported in 2002. Similarly, the reduction in our share of associates' net interest in 2003 reflects a very different structure to 2002 with the absence of both SSCC and Munksjö.

        Profit before taxation was approximately €6 million (€11 million pre-exceptional) in the first quarter of 2003. Despite the significantly lower profits under the current Group structure, the accounting tax charge amounted to €24 million reflecting the presence of items not allowable for tax (such as goodwill amortization) and the fact that not all of our interest charge is tax deductible.

LIQUIDITY AND CAPITAL RESOURCES

        Summary cash flows for the three months to March 2003 and 2002 are set out in the following table.

	Issuer* 31 Mar 2003 € million	JSG* 31 Mar 2002 € million
	Unaudited	Unaudited
Summary Cash Flows
Profit before tax—subsidiaries	4	49
Depreciation and amortization	72	59
Non cash interest expense	14	—
Working capital change	(23)	(12)
Capital expenditure	(32)	(36)
Sales of fixed assets	1	0
Tax paid	(17)	(13)
Other	(8)	(4)

Free cash flow	11	43
Investments	(88)	(132)
Sale of businesses and investments	7	2
Share issues	—	2
Dividends	(4)	(3)
Deferred debt issuance costs	(8)	—
Transactions fees	(12)	—
Amounts transferred to parent/spv	(4)	—

Net cash (outflow) / inflow	(98)	(88)
Debt acquired / disposed	41	(152)
SSCC intercompany debt repaid	(97)	—
Non-cash interest accrued	(10)	—
Currency translation adjustments	41	(19)

(Increase) / decrease in net borrowing	(123)	(259)

*
For comparison purposes, the financial results of Jefferson Smurfit Group Limited and subsidiary companies (JSG) for the periods prior to its acquisition on September 3, 2002 have been shown above as comparative figures for those of MDP Acquisitions plc (issuer) for periods following such acquisition. See note 1 of the Notes to the Financial Statements for more information regarding the basis of presentation of this financial information.

QUARTER ENDED MARCH 2003

        Free cash flow for the quarter ended March 2003 amounted to €11 million, a decrease of €32 million compared to 2002. The decrease was primarily due to lower subsidiary profits, which amounted to €4 million in the quarter reflecting the changed structure of the Group.

        Depreciation was higher in 2003, partly because of the inclusion of Munksjö, while capital expenditure was broadly unchanged. Working capital increased by €23 million in the quarter with higher stocks and debtors partly offset by higher creditors. As a percentage of annualised net sales, working capital at March 2003, excluding that acquired as part of the asset swap, represented 12.0% compared to 12.2% in 2002 (excluding Munksjö's working capital, which was acquired at the end of March).

        Investments were significant in both 2003 and 2002. In March 2003 we completed the asset swap with SSCC and exchanged our investment in Smurfit MBI together with €185 million in cash for their European packaging operations. Of the €185 million, €88 million is reported under investments and represents the amount paid for equity while €97 million is shown within the movements in net borrowings as the repayment of SSCC inter-company debt. In March 2002, we paid €127 million in respect of the acquisition of Munksjö with a further €136 million being paid in April.

        With significant investment expenditure in the first quarter, the overall result was a cash flow deficit of €98 million in 2003 compared to €88 million in 2002. The increase in net borrowings of €97 million in respect of the repayment of SSCC inter-company debt was partly offset by €41 million which included net cash acquired of €13 million in SSCC Europe and net debt of €25 million in Smurfit MBI taken on by SSCC. The accrued PIK interest added approximately €10 million to net borrowing in 2003.

        Reflecting the relative strengthening of the euro, primarily against the U.S. dollar in 2003, the value of our non-euro debt decreased giving rise to a currency gain of €41 million. In the first quarter of 2002, the euro weakened giving rise to a currency loss of €19 million. In total, net borrowing increased by €123 million from €3,112 million at December 2002 to €3,235 million at March 2003.

        Net borrowing increased by €123 million in the quarter with a positive currency adjustment offsetting the overall deficit and the addback for non-cash interest. The currency translation adjustment of €41 million arose from the reduction in the euro value of our non-euro denominated net borrowing, principally as a result of the relative weakening of the U.S. dollar in first quarter. At March 2003, the exchange rate was US$1.0895 to the euro compared to US$1.0487 at December 2002.

        Group's primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group's primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

        Issuer and purchaser incurred substantial indebtedness in connection with the leveraged buyout of JSG in September 2002. As at March 31, 2003, the Group had €3.2 billion of net indebtedness outstanding as compared to net indebtedness of €3.1 billion as of December 31, 2002. Our significant debt service obligations following the buyout could have material consequences to our security holders and lenders.

        At March 31, 2003 Issuer had outstanding €350 million 10 1/8% senior notes due 2012 and $750 million 9 5/8% senior notes due 2012. On February 14, 2003 Issuer increased its 9 5/8% senior notes issue due 2012 from $545 to $750 by issuing $205 million at a price of 102%. The proceeds of this issue were used to fund the asset swap transaction with SSCC. In addition at March 31, 2003 issuer had outstanding $150 million and €100 million subordinated notes due 2013 each with a coupon of 15.5%. Purchaser and certain subsidiaries are party to the senior credit facility which provides for three term loans in an aggregate amount of €1.7 billion and a revolving credit facility with up to €425 million in availability. The following table provides the range of interest rates as of March 31, 2003 for each of the drawings under the term loans and the revolving credit facility.

Borrowing arrangement	Currency	Interest Rate
Term Loan A	EUR GBP	4.84%-5.11% 5.96%
Term Loan B	EUR USD	5.47%-5.61% 4.14%
Term Loan C	EUR USD	5.97%-6.11% 4.64%

        The borrowings under the revolving credit facility are available to fund the Group's working capital requirements, capital expenditures and other general corporate purposes. The Term Loan A must be repaid by installments from December 2003 through September 2009. The Term Loan B must be repaid in September 2010. The Term Loan C must be repaid in September 2011. The revolving credit facility will terminate in September 2009.

        The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and subordinated notes, contain financial and other covenants that restrict, among other things, the ability of the issuer and its subsidiaries to:

        —incur additional indebtedness and issue preference shares

        —pay dividends or make certain other restricted payments

        —consummate certain asset sales

        —incur liens

        —enter into certain transactions with affiliates, or

        —merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

        These limitations, together with the highly leveraged nature of issuer, could limit corporate and operating activities.

        Issuer believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that issuer's business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. Issuer's future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

CRITICAL ACCOUNTING POLICIES

        Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

Allowance for doubtful accounts

        We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2002 and 2001 were €11 million and €10 million, respectively.

Post Retirement Benefits

        From September 3, 2002 (the date of the JSG acquisition), issuer has adopted FRS 17—"Retirement Benefits." FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increases in the present value of scheme liabilities arising from employee service in the current or prior periods together with the difference between the increase in the present value of scheme liabilities arising from a closer benefit settlement date and the expected returns on the schemes assets at the start of the period is recognized in the income statement. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

        Prior to September 3, 2002, pension costs were recognized in income on a systematic basis so that the cost of providing retirement benefits to employees was evenly matched to the service lives of the employees concerned. Any excess or deficiency of the actuarial value of assets over the actuarial value of liabilities was amortized over the average remaining service lives of the relevant, then current employees. Any surplus or deficit within a scheme was not recognized on the balance sheet. The cost of providing post retirement health care benefits to employees was recognized on an actuarial basis. The effect of the adoption of FRS 17 on reported income from the date of acquisition is not material.

Income Tax Matters

        At December 31, 2002, we had net operating loss carryforwards of €235 million which are available indefinitely. These loss carryforwards have a tax value of €53 million. Valuation allowances of €36 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income.

        We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with our various filing positions, we record reserves for probable exposures. Based on our evaluation of our tax positions, we believe we have appropriately accrued for probable exposures. To the extent that we were to prevail in matters for which accruals have been established our effective tax rate in a given financial statement period may be materially impacted.

PROSPECTIVE ACCOUNTING STANDARDS

        In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The impact on our financial position and results of operations is not expected to be material.

        In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires, in most cases, gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items. The statement is effective for fiscal years beginning after May 15, 2002.

        In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

        In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," was issued. SFAS No. 148 supplements SFAS No. 123, "Accounting for Stock-Based Compensation," and offers alternative methods of transition for a voluntary change to the fair value based method of accounting of stock-based employee compensation recommended in SFAS No. 123. SFAS No. 148 also supplements the disclosure obligations contained in SFAS No. 123 and APB Opinion No. 28 "Interim Financial Reporting." The transition and disclosure obligations contained in SFAS 148 apply to fiscal years after December 15, 2002; earlier application is also permitted.

RESEARCH AND DEVELOPMENT

        We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers' needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In 2002 and 2001, Smurfit's research and development costs were approximately €4.4 million and €5.2 million, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

        In general the Group does not use special purpose vehicles or similar financing arrangements. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were or will be transferred to the newcos (wholly owned subsidiaries of parent) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which is non-recourse to issuer. The newcos then loaned the proceeds to parent, and parent used them to make a capital contribution to issuer. Issuer in turn made a capital contribution to purchaser. Issuer's debt and shareholders' equity under U.S. GAAP would reflect the consolidation of the newcos with issuer for financial reporting purposes. Neither issuer nor any of its subsidiaries have any repayment obligations relating to the €125 million newcos facility, which is recourse only to the assets of the newcos. As at March 31, 2003 €85 million was outstanding under the newco credit facility, following debt repayments of €40 million. The Group does not have off balance sheet arrangements with any of its other affiliates.

IMPACT OF INFLATION

        We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

MARKET RISK AND RISK MANAGEMENT POLICIES

        The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At March 31, 2003, the proportion of the Group's total borrowing that was at fixed interest rate was 69%.

        The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

        Our fixed rate debt comprises mainly of senior notes totaling €1,041 million equivalent and PIK subordinated notes totaling €249 million equivalent. In the fourth quarter of 2002, we entered into three year interest rate swaps with a notional amount totaling €1,000 million bringing the proportion of our total borrowing which is at fixed interest rates at the end of March 2003 to approximately 69%.

        Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase one percent, our interest expense would increase, and income before taxes would decrease, by approximately €8.6 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

        We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the U.S. dollars arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps, options and forward contracts.

FORWARD-LOOKING STATEMENTS

        This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial leverage and our ability to meet our debt service obligations;

  •
  our ability to generate growth or profitable growth;

  •
  the availability and price of raw materials;

  •
  our ability to integrate our operations and acquisitions successfully;

  •
  our exposure to currency and interest rate fluctuations;

  •
  our ability to implement our business strategy successfully;

  •
  our ability to comply with existing or new environmental regimes in the countries in which we operate;

  •
  our liability for violations, known or unknown, under environmental laws;

  •
  increased competition from other companies in our industry and our ability to retain or increase our market shares;

  •
  our ability to maximize operating and organizational efficiencies; and

  •
  general local and global economic conditions.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDP ACQUISITIONS PLC
	By:	/s/ IAN J. CURLEY Name: Ian J. Curley Title: Director and Chief Financial Officer
Date: June 6, 2003

QuickLinks

MDP Acquisitions plc Summary Group Profit and Loss Account
MDP Acquisitions plc Summary Group Balance Sheet
MDP Acquisitions plc Statement of Total Recognized Gains and Losses
Reconciliation of Movements in Shareholders' Funds
MDP Acquisitions plc Segmental Analyses
MDP Acquisitions plc
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Signatures